FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
First Quarter 2011 Financial Results

~1Q11 Revenue Increased 44.1% to RMB211.5 million from RMB 146.8 million in 1Q10~
~ 1Q11 Net Income Increased 125.8% to RMB47.8 million from RMB21.2million in 1Q10~
~ 1Q11 Weighted Average Basic Earnings Per Share and ADS Increased 89.2% from 1Q10 ~
~ 1Q11 Weighted Average Diluted Earnings Per Share and ADS Increased 85.4% from 1Q10 ~

Shanghai, China, May 19, 2011 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the first quarter ended March 31, 2011.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “The first quarter was another strong performing quarter for Zuoan as we beat our quarterly revenue and net income forecast.  We continue to gain traction in the China market with our unique design concepts and our ability to expand our sales network.  Despite a traditionally slower quarter for the apparel industry due to the Chinese New Year, we expanded our store base by 22 locations, completing the quarter with 1,123 locations, and added three additional distributors to our base in the first quarter bringing our total number of distributors to thirteen. We also successfully transferred 31of our direct stores to our distributors in January 2011 in order to focus on the development and opening of our flagship stores.  Our Company completed a major milestone event during the first quarter with its successful IPO on the New York Stock Exchange.  This was a major accomplishment for Zuoan that will assist with certain marketing and branding initiatives going forward.”

“We opened our first self operated flagship store in May and are on plan to meet our store opening plan of 25 flagship stores by year end.  We believe the opening of direct flagship stores will motivate distributors to expand their distributor store network at a faster rate, stimulate distributor store sales in nearby regions as well as to strengthen Zuoan’s brand equity.  We are off to a good start in 2011 and look forward to generating additional revenue and net profit growth for our shareholders in the coming quarters.”

First Quarter 2011Financial Performance

Revenue for the first quarter was RMB211.5 million ($32.3 million), a 44.1% increase from RMB146.8 million ($22.4 million) in the same period last year.  The increase in revenue was driven by distributor sales volume.  First quarter distributor sales increased 51.7% to RMB211.5 million compared to RMB139.4 million in the first quarter of 2010. A total of 22 distributor stores were opened and 31 direct stores were transferred to the Company’s distributors in the first quarter of 2011, resulting in a total of 1,123 distributor locations at the end of March 31, 2011 compared to 990 distributor locations at the end of March 31, 2010.

Cost of sales increased 44.1% to RMB123.6 million ($18.9 million) in the first quarter of 2011 from RMB85.8 million ($13.1 million) in the same quarter of 2010, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales remained at 58.4% in the first quarter of 2011 from the first quarter of 2010.

Gross profit in the first quarter of 2011 increased 44.0% to RMB88.0 million ($13.4 million) from RMB61.1 million ($9.3 million).  First quarter 2011 gross profit margin remained flat at 41.6% compared to the same period last year, primarily due to the Company’s efforts to effectively control the unit cost of our products as well as maintaining the same cost-based pricing strategy.

Selling and distribution expenses in the first quarter were RMB10.4 million ($1.6 million), or 4.9% of revenue, compared to RMB17.1 million ($2.6 million), or 11.6% of revenue in the same period last year.  This percentage decrease was primarily due to the higher advertising and promotion expenses in the first quarter of 2010.

Administrative expenses in the first quarter were RMB11.8 million ($1.8 million), or 5.6% of revenue, compared to RMB8.1 million ($1.2 million), 5.5% of revenue in the same period last year. This percentage increase was primarily due to the increase in the directors’ remuneration, staff salaries, legal professional fees and equity-settled employee benefit expenses since the Company’s U.S. IPO.

Effective tax rate in the first quarter was 26.7% compared to 38.2 % in the prior year period.

Net income for the first quarter of 2011 increased 125.8% to RMB47.8 million ($7.3 million) from RMB21.2 million ($3.2 million) in the same period last year.  First quarter net income as a percentage of revenue was 22.6% compared to 14.4% in the prior year period.

Weighted average basic earnings per share increased to RMB0.50 ($0.08) in the first quarter of 2011 from RMB0.26 ($0.04) in the first quarter of 2010. The Company had 95.5 million weighted average number of shares outstanding during the quarter ended March 31, 2011.

Weighted average diluted earnings per share increased to RMB0.49 ($0.07) in the first quarter of 2011 from RMB0.26 ($0.04) in the first quarter of 2010. The Company had 97.9 million weighted average diluted number of shares outstanding during the quarter ended March 31, 2011.

As of March 31, 2011, the Company had cash, cash equivalents of RMB734.3 million ($112.1 million), compared to RMB178.3 million ($27.2 million) as of March 31, 2010.  Net cash provided by operating activities was RMB125.7 million ($19.2 million) in the three months ended March 31, 2011, up 604.5% from RMB17.8 million in the three months ended March 31, 2010.

Outlet Type:	1Q10	1Q11
Direct Stores	32	0
Distributor and Sub-distributor Stores	990	1,123

Total:	1,022	1,123

Financial Outlook

For the second quarter of 2011, the Company currently anticipates revenue in the range of RMB205-RMB215 million ($31.3-$32.8 million), gross margin of approximately 41-42%, net income of approximately RMB42-RMB43 million ($6.4-$6.6 million) and diluted EPS of approximately RMB0.38-RMB0.39 ($0.06).  Approximately 25-30 new retail stores are expected to be opened by distributors in the second quarter of 2011.  The Company expects additional gross margin and average selling price growth in second half of 2011 due to an expected increase in wholesale prices to the Company’s distributors.

Conference Call Information

Zuoan’s management will host an earnings conference call on May 19, 2011 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-201-689-8471.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through May 25, 2011.  Listeners may access the replay by dialing #1-858-384-5517, access code: 372557.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5483 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2011.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 27 of China’s 32 provinces and municipalities.  As of March 31, 2011, Zuoan had 1,123 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31
	2010	2011	2011
	RMB	RMB	US$
(in thousands)
Revenues	146,822	211,525	32,302
Cost of goods sold	(85,750)	(123,563)	(18,869)
Gross profit	61,072	87,962	13,433
Other income	150	398	61
Selling, marketing and distribution expenses	(17,076)	(10,361)	(1,582)
General and administrative expenses	(8,145)	(11,809)	(1,803)
Finance costs	(1,739)	(945)	(144)
Profit before taxation	34,262	65,245	9,964
Income tax expenses	(13,086)	(17,423)	(2,661)
Profit after taxation	21,176	47,822	7,303

Other comprehensive loss: Foreign exchange difference arising from translation of foreign currency financial statements	(45)	(490)	(75)
Total comprehensive income for the period	21,131	47,332	7,228

Earnings per share (RMB):
Basic earnings per share	0.26	0.50	0.08
Diluted earnings per share	0.26	0.49	0.07

Weighted average basic no. of shares (‘000)	80,000	95,487
Weighted average diluted no. of shares (‘000)	85,915	97,915

Note:
Diluted earnings per share for the three months ended March 31, 2010 are pro forma result as adjusted to reflect the dilutive impact of the convertible loans assuming that would be issuable.  Pro forma diluted earnings per share for the three months ended March 31, 2010 reflects an adjustment to increase profit after taxation by approximately RMB1,500,000 for the effect of the interest related to the convertible loans.

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of March 31
(in thousands)	2010	2011	2011
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	2,720	2,517	384
Deferred offering costs	5,757	-	-
	8,477	2,517	384
Current assets
Inventories	22,339	41,460	6,331
Trade and other receivables	249,857	161,600	24,678
Prepayments	2,313	1,800	275
Fixed deposits – pledged	1,054	1,358	207
Cash and cash equivalents	367,731	734,267	112,131
	643,294	940,485	143,623
Total assets	651,771	943,002	144,007

EQUITY AND LIABILITIES

Share capital	134	184	28
Share premium	129,599	419,916	64,126
Reserves	19,360	20,091	3,068
Retained profits	314,610	362,432	55,347
Total equity	463,703	802,623	122,570

LIABILITIES

Current liabilities
Trade and other payables	70,582	68,812	10,508
Interest-bearing bank borrowings	56,700	53,750	8,208
Convertible loans	40,961	-	-
Current income tax payable	19,825	17,817	2,721
Total liabilities	188,068	140,379	21,437

Total equity and liabilities	651,771	943,002	144,007

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Three months ended March 31
	2010	2011	2011
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	34,262	65,245	9,964
Adjustments for :
Depreciation of property, plant and equipment	167	210	32
Equity-settled employees benefit expenses	-	1,221	186
Interest expenses on bank borrowings	278	945	144
Interest expense on convertible loans	1,461	-	-
Interest income	(150)	(398)	(61)

Operating profit before working capital changes	36,018	67,223	10,266
Increase in inventories	(63,401)	(19,121)	(2,920)
Decrease in trade and other receivables	60,484	88,257	13,478
Decrease/(Increase) in prepayments	(776)	6,270	958
Increase in fixed deposits pledged	(571)	(304)	(46)
Increase/(Decrease) in trade and other payables	(104)	3,725	569
Cash generated from operations	31,650	146,050	22,303
Interest paid	(278)	(945)	(144)
Income tax paid	(13,534)	(19,431)	(29,67)
Net cash generated from operating activities	17,838	125,674	19,192

Cash flows from investing activities
Acquisition of property, plant and equipment	-	(7)	(1)
Interest received	150	398	61
Net cash generated from investing activities	150	391	60

Cash flows from financing activities
Bank loans obtained	-	2,150	328
Repayment of bank loans	(750)	(5,100)	(779)
Issuance of ordinary shares	-	40	6
Net IPO proceeds	-	243,381	37,167
Convertible loan obtained	19,482	-	-
Net cash generated from financing activities	18,732	240,471	36,723

Net increase in cash and cash equivalents	36,720	366,536	55,974
Cash and cash equivalents at beginning	141,569	367,731	56,157
Cash and cash equivalents at end	178,289	734,267	112,131

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: May 19, 2011	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer